UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

To the Trustees and Participants of
M/I Homes, Inc. 401(k) Profit Sharing Plan
Columbus, OH

Independent Auditor's Report

We have audited the accompanying financial statements of M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related notes to the financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.
Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to the prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ GBQ Partners LLC
GBQ Partners LLC

Columbus, OH
June 16, 2014

M/I HOMES, INC.
401(k) PROIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 and 2012

	2013	2012
ASSETS:

Investments - at fair value:
EB Magic Fund	$6,974,894	$7,288,595

M/I Homes Company Stock Fund	1,060,080	1,026,257

Mutual funds:
Dodge & Cox Stock Common Fund	6,527,475	4,830,270
JP Morgan Diversified Mid-Cap Growth Fund	5,082,020	3,889,792
JP Morgan Equity Index Fund	4,653,624	3,712,109
Dodge & Cox International Stock Fund	3,755,771	2,778,472
Vanguard Wellington Fund	3,714,067	1,754,389
Dreyfus/Standish Intermediate Fixed Income Fund	3,570,072	—
JP Morgan Mid-Cap Value Fund	3,262,501	2,540,115
Harbor Capital Appreciation Fund	3,246,042	2,343,707
Vanguard Small Cap Growth Index Fund	1,168,757	763,835
American Funds Europacific Growth Fund	1,090,209	—
Vanguard Small Cap Value Index Fund	996,564	689,208
Dreyfus/Standish Fixed Income Fund	—	3,698,863
Artio International Equity Fund II	—	703,557
Total mutual funds	37,067,102	27,704,317

Total investments	45,102,076	36,019,169

Receivables:
Notes receivable from participants	789,507	731,688
Contribution receivable from Plan Sponsor	750,000	500,000
Total receivables	1,539,507	1,231,688

TOTAL ASSETS	46,641,583	37,250,857

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	46,641,583	37,250,857

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(69,806)	(8,324)

NET ASSETS AVAILABLE FOR BENEFITS	$46,571,777	$37,242,533

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

Investment Income:
Net appreciation in fair value of investments	$6,807,073
Dividends	1,552,861

Interest income on notes receivable from participants	20,556

Contributions:
From participants	3,320,434
From Plan Sponsor	750,000

Total Additions	12,450,924

DEDUCTIONS:

Benefits paid to participants	(3,121,680)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,329,244

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	37,242,533

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$46,571,777

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 and 2012

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan's inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions on the first day of the first pay period immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. Employees are eligible to receive Company contributions beginning the first quarter after completion of one year of service with 1,000 hours. Effective July 1, 2005, the Plan was amended such that an employee may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. The amendment also allowed a special employer contribution to be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. The Board of Directors of the Company controls and manages the operation and administration of the Plan. DWS Investments Distributors Inc. serves as the trustee of the Plan.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor's contribution is discretionary and is determined by the Company's Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2013, these voluntary pre-tax contributions could not exceed $17,500 per participant ($23,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant's account in 2013 could not exceed the lesser of $51,000 or 100% of the participant's compensation for the year as provided in Internal Revenue Code Section 415(c). Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant's contributions, along with their share of the Plan Sponsor's contribution, are currently invested in the Plan's investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant's current investment elections. The Plan currently offers 11 mutual funds, a stable value fund, and the M/I Homes Company Stock Fund as investment options for participants. If a participant has not made an investment election, their contributions will automatically be invested in the Moderate Asset Allocation Model (which diversifies the investments based on a moderate risk tolerance) that best fits their time horizon until retirement.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Notes Receivable From Participants-Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant's balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in a stable value fund, various mutual funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Please see Note 4 for further discussion regarding fair value measurements. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.

Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2013 and 2012.

Note Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

3. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
EB Magic Fund *	$6,905,088	$7,280,271
Dodge & Cox Stock Common Fund	6,527,475	4,830,270
JP Morgan Diversified Mid-Cap Growth Fund	5,082,020	3,889,792
JP Morgan Equity Index Fund	4,653,624	3,712,109
Dreyfus/Standish Fixed Income Fund	—	3,698,863
Dodge & Cox Stock International Stock Fund	3,755,771	2,778,472
Vanguard Wellington Fund	3,714,067	**
Dreyfus/Standish Intermediate Fixed Income Fund	3,570,072	—
JP Morgan Mid-Cap Value Fund	3,262,501	2,540,115
Harbor Capital Appreciation Fund	3,246,042	2,343,707

*	Investment amounts at contract value. The fair values of the investments were $6,974,894 and $7,288,595 at December 31, 2013 and December 31, 2012, respectively.

**	The fair value of these investments did not represent 5% or more of the Plan's net assets available for benefit as of the specified date.

4. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Mutual Funds

These investments are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The net asset value is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

EB Magic Fund

The EB Magic Fund is a stable value fund valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying investment contracts owned by the fund (including guaranteed investment contracts issued by insurance companies, synthetic wrap contracts, and cash and cash equivalents), minus its liabilities, and then divided by the number of shares outstanding. The net asset value is classified within Level 2 of the valuation hierarchy because the net asset value's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012:

	As of December 31, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds:
Value funds	$10,786,540	$10,786,540	$—	$—
Growth funds	13,210,886	13,210,886	—	—
Index funds	4,653,624	4,653,624	—	—
Income funds	3,570,072	3,570,072	—	—
International funds	4,845,980	4,845,980	—	—
EB Magic Fund	6,974,894	—	6,974,894	—
M/I Homes Company Stock Fund	1,060,080	1,060,080	—	—
Total assets	$45,102,076	$38,127,182	$6,974,894	$—

	December 31, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds
Value funds	$10,838,065	$10,838,065	$—	$—
Growth funds	8,751,723	8,751,723	—	—
Index funds	3,712,109	3,712,109	—	—
Income funds	3,698,863	3,698,863	—	—
International fund	703,557	703,557	—	—
EB Magic Fund	7,288,595	—	7,288,595	—
M/I Homes Company Stock Fund	1,026,257	1,026,257	—	—
Total assets	$36,019,169	$28,730,574	$7,288,595	$—

5. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2013, the Plan's investments, including investments bought, sold, as well as held during the year, appreciated in value as follows:

Mutual Funds:
Dodge & Cox Stock Common	$1,845,427
JP Morgan Diversified Mid-Cap Growth Fund	1,114,865
JP Morgan Equity Index Fund	836,054
Harbor Capital Appreciation Fund	769,696
Dodge & Cox International Stock Fund	703,244
JP Morgan Mid-Cap Value Fund	645,987
Vanguard Small Cap Growth Index Fund	306,616
Vanguard Wellington Fund	259,121
Vanguard Small Cap Value Index Fund	248,470
American Funds Europacific Growth Fund	133,182
Artio International Equity Fund II	40,945
Dreyfus/Standish Fixed Income Fund	(17,940)
Dreyfus/Standish Intermediate Fixed Income Fund	(139,592)
Total mutual funds	6,746,075

M/I Homes Company Stock Fund	(33,857)
EB Magic Fund	94,855

Net appreciation in fair value of investments	$6,807,073

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan held approximately 42,000 and 39,000 shares, respectively, of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc. During the year ended December 31, 2013, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

7. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

8. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated November 3, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2013

	Number of Shares/Units/Face Value	Current Value
Mutual Funds:
Dodge & Cox Stock Common	38,654	$6,527,475
JP Morgan Diversified Mid-Cap Growth Fund	181,825	5,082,020
JP Morgan Equity Index Fund	117,605	4,653,624
Dodge & Cox International Stock Fund	87,262	3,755,771
Vanguard Wellington Fund	97,893	3,714,067
Dreyfus/Standish Intermediate Fixed Income Fund	262,312	3,570,072
JP Morgan Mid-Cap Value Fund	93,723	3,262,501
Harbor Capital Appreciation Fund	57,260	3,246,042
Vanguard Small Cap Growth Index Fund	34,005	1,168,757
American Funds Europacific Growth Fund	22,236	1,090,209
Vanguard Small Cap Value Index Fund	42,716	996,564
Total mutual funds		$37,067,102

M/I Homes Company Stock Fund (1)	41,653	1,060,080
EB Magic Fund (2)	305,269	6,905,088
Notes receivable from participants
(maturing 2014 - 2022 at an interest rate of 4.25%) (1)	$789,507	789,507

TOTAL		$45,821,777

(1)	Party-in-interest.

(2)	Investment amount at contract value. The fair value of the investment was $6,974,894 at December 31, 2013.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 16, 2014                    By: /s/Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2013

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm